UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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03059706

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Wells Fargo Asset Securities Corporation
Exact name of registrant as specified in charter

0001011663
Registrant CIK Number

8K FOR 8-14-03
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-98129
SEC file number, if available

____
Name of Person Filing the Document (If other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Frederick, State of Maryland, August 13, 2003.

Wells Fargo Asset Securities Corporation
(Registrant)

By: [signature]
Name: Patrick Greene
Title: Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ____________________, ______, that the information set forth in this statement is true and complete.

By: ______________________________
(Name)

____
(Title)

WFMBS03H-10-1 - Price/Yield - A1

Balance	$487,500,000.00	Delay	24	WAC	4.925769218
Coupon	4.66576922	Dated	8/1/2003	NET	4.66576922
Settle	8/29/2003	First Payment	9/25/2003	WAM	359

Price	10 CPB	15 CPB	20 CPB	25 CPB	30 CPB	40 CPB	50 CPB	60 CPB
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
99-14.000	4.77	4.78	4.79	4.81	4.82	4.86	4.91	4.96
99-16.000	4.75	4.76	4.77	4.78	4.79	4.82	4.86	4.90
99-18.000	4.74	4.74	4.75	4.76	4.77	4.79	4.81	4.84
99-20.000	4.73	4.73	4.73	4.74	4.74	4.75	4.76	4.78
99-22.000	4.71	4.71	4.71	4.71	4.71	4.71	4.71	4.71
99-24.000	4.70	4.70	4.69	4.69	4.68	4.68	4.66	4.65
99-26.000	4.69	4.68	4.67	4.67	4.66	4.64	4.62	4.59
99-28.000	4.67	4.66	4.65	4.64	4.63	4.60	4.57	4.52
99-30.000	4.66	4.65	4.63	4.62	4.60	4.56	4.52	4.46
100-00.000	4.65	4.63	4.61	4.60	4.58	4.53	4.47	4.40
100-02.000	4.63	4.61	4.59	4.57	4.55	4.49	4.42	4.34
100-04.000	4.62	4.60	4.58	4.55	4.52	4.45	4.37	4.28
100-06.000	4.61	4.58	4.56	4.53	4.49	4.42	4.33	4.21
100-08.000	4.59	4.57	4.54	4.50	4.47	4.38	4.28	4.15
100-10.000	4.58	4.55	4.52	4.48	4.44	4.34	4.23	4.09
100-12.000	4.57	4.53	4.50	4.46	4.41	4.31	4.18	4.03
100-14.000	4.55	4.52	4.48	4.43	4.38	4.27	4.13	3.97
WAL	5.666	4.570	3.736	3.089	2.583	1.867	1.397	1.066
Mod Durn	4.661	3.831	3.190	2.682	2.278	1.689	1.289	0.998
Principal Window Begin	3-Sep	3-Sep	3-Sep	3-Sep	3-Sep	3-Sep	3-Sep	3-Sep
Principal Window End	13-Jul	13-Jul	13-Jul	13-Jul	13-Jul	13-Jul	13-Jul	13-Jul
Principal # Months	119	119	119	119	119	119	119	119
CMT_1YR	1.12	1.12	1.12	1.12	1.12	1.12	1.12	1.12

WFMBS0300H - Price/Yield - A1

Balance	$487,894,000.00	Delay	24	WAC	4.925769218
Initial Coupon	4.66576922	Dated	8/1/2003	NET	4.66576922
Settle	8/29/2003	First Payment	9/25/2003	WAM	359

Price	0 CPB	10 CPB	20 CPB	25 CPB	30 CPB	40 CPB	50 CPB	70 CPB
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
98-24.000	4.844	4.915	5.009	5.066	5.129	5.275	5.450	5.938
98-28.000	4.826	4.888	4.969	5.018	5.073	5.199	5.351	5.773
99-00.000	4.808	4.861	4.930	4.971	5.017	5.124	5.252	5.609
99-04.000	4.791	4.833	4.890	4.924	4.961	5.048	5.153	5.445
99-08.000	4.773	4.806	4.850	4.876	4.906	4.973	5.055	5.281
99-12.000	4.756	4.779	4.811	4.829	4.850	4.899	4.957	5.118
99-16.000	4.738	4.752	4.771	4.782	4.795	4.824	4.859	4.956
99-20.000	4.721	4.726	4.732	4.736	4.740	4.750	4.761	4.794
99-24.000	4.703	4.699	4.693	4.689	4.685	4.675	4.664	4.633
99-28.000	4.686	4.672	4.653	4.642	4.630	4.601	4.567	4.472
100-00.000	**4.668**	**4.645**	**4.614**	**4.596**	**4.575**	**4.528**	**4.470**	**4.311**
100-04.000	4.651	4.618	4.575	4.550	4.521	4.454	4.374	4.152
100-08.000	4.634	4.592	4.536	4.503	4.466	4.381	4.278	3.992
100-12.000	4.616	4.565	4.498	4.457	4.412	4.308	4.182	3.833
100-16.000	4.599	4.539	4.459	4.411	4.358	4.235	4.087	3.675
100-20.000	4.582	4.512	4.420	4.365	4.304	4.162	3.991	3.517
100-24.000	4.565	4.486	4.382	4.320	4.250	4.089	3.896	3.360
100-28.000	4.547	4.459	4.343	4.274	4.196	4.017	3.802	3.203
101-00.000	4.530	4.433	4.305	4.228	4.143	3.945	3.707	3.047
101-04.000	4.513	4.407	4.267	4.183	4.089	3.873	3.613	2.891
101-08.000	4.496	4.381	4.229	4.138	4.036	3.801	3.519	2.735
WAL	9.060	5.670	3.740	3.090	2.580	1.870	1.400	0.820
Mod Durn	7.160	4.660	3.190	2.680	2.280	1.690	1.290	0.780
CMT_1YR	1.12	1.12	1.12	1.12	1.12	1.12	1.12	1.12